October 10, 2024
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read Item 4.01 of Form 8-K dated October 10, 2024, of Grove Collaborative Holdings, Inc. and are in agreement with the statements contained in paragraphs one through five therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP
San Francisco, California